September 16, 2014

Via E-mail
William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

Re:	Active Power, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 4, 2014
Form 10-Q for the Quarter Ended June 30, 2014
Filed August 1, 2014
File No. 0-30939

Dear Mr. Thompson:

This letter responds to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) received in a letter dated September 3, 2014 to James A. Powers, Chief Financial Officer of Active Power, Inc. (“Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 4, 2014 (“Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, filed with the Commission on August 1, 2014 (“Form 10-Q”).  The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter of September 3, 2014.  For ease of reference, the Staff’s comments appear in bold immediately preceding the Company’s responses.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K or the Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.	Please revise your disclosure in future filings to ensure the chronological ordering of your financial statements and other data presented in tabular form as well as numerical data included in narrative sections throughout the filing reads consistently from left to right. Refer to ASC 205-10-S99-9.

RESPONSE:  In future filings we shall ensure that financial statements and other data presented in tabular form, and numerical data included in narrative sections, will read consistently from left to right in the same chronological order throughout the filing, as required by ASC 205-10-S99-9.

William H. Thompson
United States Securities and Exchange Commission
September 16, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.	We note your statement on page 20 that “HP is [y]our largest IT channel partner” and accounted 22% of your revenue in 2013, as well as your statement on page 32 that demand for your MIS products decreased in 2013 by your IT channel partners, “primarily by HP.” In future filings, if material, please provide more information and analysis regarding the impact of your relationship with HP on your results of operations, including but not limited to your revenues, for the specified time periods.

RESPONSE: The Company acknowledges the Staff’s comment and, to the extent material, will provide more information and analysis in future filings regarding the impact of its relationship with HP on results of operations, including but not limited to revenues, for the specified time periods.

For reference, please note the following examples of relevant disclosures in the Company’s Form 10-K, including impact on revenues, that the Company believes are adequate.

Page 8:  “Strategic IT Partners. We have entered into a number of agreements with leading global organizations in the data center market who have the ability to collaborate with us on new sales opportunities. These relationships help us expand potential opportunities to market our products and services through all of our distribution channels. Our primary IT partner is Hewlett Packard Corporation (“HP”). HP accounted for 36%, 35% and 22% of our total revenue during 2011, 2012 and 2013, respectively.”

Page 19:  “We will also look to identify and develop new relationships with additional parties . . . such as the relationships we have developed with IT hardware manufacturers such as HP.  Our inability to execute this strategy successfully and to integrate and manage our existing OEM channel partners and our new distributors and manufacturer’s representatives would likely impede our future growth.”

Page 20:  “HP is our largest IT channel partner and accounted for 36%, 35% and 22% of our revenue in 2011, 2012 and 2013, respectively. A number of factors could cause these customers to cancel or defer orders, including interruptions to their operations due to a downturn in their industries, delays or changes in their product offerings or securing other sources for the products we manufacture, or developing such products internally. If our relationships with Caterpillar or HP are not successful or suffer a material adverse change, such as a material reduction in the level of orders or their failure to pay us on a timely basis, our business and operating results would suffer unless we are able to replace these revenues from another source or sources in a timely manner.”

Page 30:  “Sales of our MIS products decreased by approximately $5.1 million, or 19%, compared to 2012 as we saw a decrease in demand from our IT channel partners in the U.S.”

William H. Thompson
United States Securities and Exchange Commission
September 16, 2014

Page 32:  “Product sales from our IT channel partners represented 25% of product revenues for 2013 compared to 37% in 2012. This reduction reflects decreased demand of our MIS products during 2013 from our IT channel partners, primarily by HP. The level of orders may continue to fluctuate depending on our partner’s success and need for infrastructure solutions.”

Page 33:  “As direct sales typically have higher profit margins than sales through our OEM and IT channels, we will continue to focus on building our direct sales channel to increase revenue, improve profit margins and decrease our dependency upon any particular channel partner.”

Item 9A. Controls and Procedures, page 43

Management’s Report on Internal Control over Financial Reporting, page 44

3.	Please tell us whether you applied the 1992 COSO Framework or the Updated Framework. In addition, since either framework is acceptable until December 15, 2014, the date COSO will consider the 1992 Framework superseded by the Updated Framework, please disclose the framework applied.

RESPONSE: The Company applied the 1992 COSO Framework for its fiscal year ended December 31, 2013.  In future filings, the Company will note which framework was applied.

Financial Statements

Notes to Consolidated Financial Statements, page 57

4.
Please tell us your consideration of providing the disclosures required by ASC 450 with regard to the matters disclosed in Item 3. This comment also applies to Form 10-Q for the fiscal quarters ended March 31, 2014 and June 30, 2014.

RESPONSE:  In evaluating whether a contingency should be disclosed, the Company considers the guidance in paragraphs 3 through 5 of ASC 450-20-50, which requires a contingency to be disclosed if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, and either an accrual is not made because any of the conditions in paragraph 450-20-25-2 are not met, or an exposure to loss exists in excess of the amount accrued, pursuant to the provision of paragraph 450-20-30-1.  At the time when it filed the these reports, the Company evaluated all potentially significant litigation, government investigations, claims or assessments in which the Company is involved and determined there were no contingent losses, either accrued or reasonably possible of loss that could have a material adverse impact on its results of operations, financial condition, or cash flows, which required disclosure.  If at a future time there is at least a reasonable possibility that a loss may have been incurred with respect to a particular legal proceeding or investigation, we would either (a) disclose an estimate of the loss or range of loss (or, if applicable, state that the estimate is immaterial in lieu of providing quantified amounts) or (b) state such an estimate cannot be made.

William H. Thompson
United States Securities and Exchange Commission
September 16, 2014

The Company’s process in determining whether a potential loss contingency is to be accrued or disclosed under ASC 450 includes considering such matters as the procedural status and developments of legal proceedings, any specified demands for damages, potential opportunities to dispose of the matter before trial (for example, a motion to dismiss or summary judgment), the status of, or likelihood for engaging in, mediation proceedings, the amount of time remaining before trial, the status and course of discovery, an assessment of recent decisions in comparable cases, if any, whether the parties have made any settlement offers, the Company’s judgment about the reasonableness of such offers, input of internal and outside legal counsel concerning the likelihood of success at trial and potential damages, and whether or not the potential loss contingency would be covered by the Company’s insurers.

In conclusion, because the Company determined that there were no contingent losses, either accrued or reasonably possible of loss that could have a material adverse impact on its results of operations, financial condition, or cash flows, which required disclosure, the Company did not make any disclosures regarding the matters disclosed in Item 3 in the notes to its financial statements.  In future filings, when the Company makes a similar determination it will add an affirmative statement in the notes to its financial statements.

2. Property and Equipment, page 64

5.	Please provide us an analysis of changes in property and equipment for the year ended December 31, 2013 which reconciles to the amounts reported in the consolidated statement of cash flows.

RESPONSE:  The following table reconciles changes in property and equipment for the year ended December 31, 2013, to the amounts reported in the Consolidated Statements of Cash Flows, Consolidated Balance Sheets and Note 2 (Property and Equipment) to the financial statements.

 Reconciliation of Property and Equipment

		Location Disclosed

Property and equipment, net at 12/31/12	$2,458	Balance Sheets
Less:
Depreciation expense	(1,084)	Statements of Cash Flows
Loss on disposal of fixed assets	(30)	Statements of Cash Flows
Impairment on fixed assets	(69)	Statements of Cash Flows
Proceeds from sale of fixed assets	(71)	Statements of Cash Flows
Add:
Purchase of property and equipment	996	Statements of Cash Flows
Transfers from Inventory	856	Footnote 2, page 64

Property and equipment, net at 12/31/13	$3,056	Balance Sheets

William H. Thompson
United States Securities and Exchange Commission
September 16, 2014

4. Income Taxes, page 65

6.	Please disclose pretax income (loss) between domestic and foreign operations as contemplated by Rule 4-08(h) of Regulation S-X.

RESPONSE:  The Company’s pretax loss for the three years ended December 31, 2013, 2012 and 2011 were allocated between domestic and foreign operations as follows:

	2013	2012	2011
Domestic	$(5,322)	$(1,642)	$(1,543)
Foreign	(3,028)	(280)	(5,549)
Total	$(8,351)	$(1,922)	$(7,093)

The Company will include similar disclosure describing its allocation of pretax income (loss) between domestic and foreign operations in its future filings.

7.	We note that rate differentials for foreign taxes compared to the US tax rate has a significant impact on your effective tax rate. Please tell us the countries accounting for the rate differentials and your consideration of disclosing information about the effects and identity of the specific jurisdiction[s] that impact the effective tax rate.

RESPONSE:  Other than differences between domestic and foreign tax rates applied to net income before taxes, the effects of foreign operations reflected in the rate reconciliation were significantly impacted, for the year ended December 31, 2012, by the liquidation of the Company’s subsidiary in Japan, and for the years ended December 31, 2013, 2012 and 2011, (a) by adjustments to the deferred tax assets associated with foreign net operating loss carryforwards in the United Kingdom and Germany due to provision versus tax return differences in the balance of losses reported in those jurisdictions and (b) changes in tax rates in the United Kingdom.  There is no overall impact on the provision for these items due to the offsetting impact on the provision related to the change in valuation allowance for these components of the Company’s taxes.  The Company does not believe any additional disclosure is required in the Form 10-K or in future filings.

William H. Thompson
United States Securities and Exchange Commission
September 16, 2014

Form 10-Q for the Quarter Ended June 30, 2014

Part II - Other Information, page 22

Item 1. Legal Proceedings, page 22

8.	We note your statement that, in February 2014, “an investigation into the facts and circumstances surrounding [y]our agreements and transactions with Qiyuan Network Systems Limited (“Qiyuan”), including the statements made regarding Qiyuan’s affiliation with Digital China,” was completed. Please tell us what consideration was given to providing further disclosure regarding the results of such investigation, or revise your disclosure to include such results.

RESPONSE:  Before initially reporting, in its Form 10-K, that the investigation into the facts and circumstances surrounding the Company’s agreements and transactions with Qiyuan, including the statements made regarding Qiyuan’s affiliation with Digital China, was completed in February 2014, the Audit Committee and the Company reviewed the results of such investigation and concluded that the investigation had not uncovered any new material information.  The Company also notes that there were no new material developments regarding the completed internal investigation during the Company’s fiscal quarter ended June 30, 2014.  In reaching this conclusion, the Audit Committee and the Company took into account the Company’s many prior disclosures of the facts relating to the subject matter of the internal investigation, examples of which are on Exhibit A.  Accordingly, the Company does not believe that any additional disclosure is required regarding the results of such investigation.

In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions concerning the matters referred to in this letter, or if you require additional information, please call the undersigned at (512) 744-9568.

Sincerely,

/s/ James A. Powers
James A. Powers
Chief Financial Officer

CC:	Scott J. Depta, General Counsel, Active Power, Inc.

William H. Thompson
United States Securities and Exchange Commission
September 16, 2014

Exhibit A

Page 22 of the Form 10-Q:

“Stockholder Litigation

On September 10, 2013, a purported class action complaint was filed in the United States District Court for the Western District of Texas against us and certain of our former executives. The case is captioned Don Lee v. Active Power, Inc., et. al., Civil Action No. 1:3-cv-00797.  As amended, the complaint alleges that on February 19, 2013, we reported that we had begun working with an unnamed Chinese distributor partner, and that on April 30, 2013, we announced in press releases and conference calls that we had entered into a strategic distribution partnership with Digital China.  However, on September 5, 2013, after the close of trading, we disclosed that our partnership was with Qiyuan Network System Limited, which is neither an affiliate nor a subsidiary of Digital China.  The amended complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, and seeks unspecified damages on behalf of all stockholders who purchased common stock between February 19 and September 5, 2013.  On March 7, 2014, we filed a motion to dismiss the class action complaint.  Our motion was denied by the Court on July 2, 2014.

On September 13, 2013 and October 14, 2013, two separate stockholders filed complaints in the District Court of Travis County, Texas, purporting to bring derivative actions on behalf of us against certain current and former officers and directors of the Company.  The first derivative action is captioned Okumura v. Almgren, et. al., Cause No. D-1-GN-13-003230, and the second derivative action is captioned Shaev v. Milner, et. al., Cause No. D-1-GN-13-003557.  The allegations of each derivative complaint mirror those of the class action complaint, and they assert claims for breach of fiduciary duty, unjust enrichment, and/or abuse of control and seek damages on our behalf.  These derivative actions were stayed by agreement pending resolution of the motion to dismiss in the securities class action.  The stay has been lifted and we are in discussions with the plaintiffs to consolidate the two derivative cases and set a schedule for the filing of a consolidated derivative petition and defendants’ pleading in response.

We have directors’ and officers’ and corporate liability insurance to cover risks associated with the stockholder litigation, and we have notified our insurers of the complaints described above.  Due to the early stage of each litigation, it is not possible to estimate the amount or range of possible loss that might result from adverse judgments or settlements of the actions.”

William H. Thompson
United States Securities and Exchange Commission
September 16, 2014

Page 22 of the Form 10-K:

“A material weakness or other control deficiency could result in errors in our reported results and could have a material adverse effect on our operations, investor confidence in our business and the trading price of our stock.

A material weakness is a control deficiency or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected.  In 2013, our management identified a material weakness resulting from control deficiencies related to our credit approval process whereby we did not confirm information from an employee of ours in China regarding the facts surrounding Qiyuan, a distributor with which we entered into a distribution agreement.  In response to such material weakness, management implemented additional credit approval process procedures including actions to further verify the financial condition and ownership structure of all new customers.  The material weakness was remediated as of December 31, 2013.  Any further material weakness or unsuccessful remediation could adversely impact investor confidence in the accuracy and completeness of our financial statements.  As a result, our ability to obtain any additional financing could be materially and adversely affected, which in turn could materially and adversely affect our business, our financial condition and the market value of our stock.  In addition, perceptions of us among customers, lenders, investors, securities analysts and others could also be adversely affected.  We can give no assurances the measures we have taken to date, or any future measures we may take, will prevent or remediate any additional material weaknesses in the future.”

Page 44 of the Form 10-K:

“Changes in Internal Control over Financial Reporting.

Other than as described below, there have been no changes in internal control over financial reporting that occurred during the quarter ended December 31, 2013 that have materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.

In 2013, management identified a material weakness resulting from control deficiencies related to our credit approval process whereby we did not confirm information from an employee of ours in China regarding the facts surrounding Qiyuan, a distributor with whom we entered into a distribution agreement.  In response to such material weakness, management implemented additional credit approval process procedures including actions to further verify the financial condition and ownership structure of all new customers.  As a result, as of December 31, 2013, the material weakness has been remediated.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Forward looking statements regarding the effectiveness of internal controls during future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies and procedures may deteriorate.”

William H. Thompson
United States Securities and Exchange Commission
September 16, 2014

The Company’s Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2013, filed with the Commission on November 18, 2013:

“Background to the Restatements

On November 4, 2013, the audit committee of the Board of Directors of the Company concluded, in consultation with management and after discussion with the Company’s independent registered public accounting firm (Grant Thornton LLP), that there were certain errors made in the Company’s presentation of revenue, cost of goods sold, accounts receivable and prepaid and other assets in the unaudited condensed consolidated financial statements and related footnotes and disclosures for the fiscal quarters ended March 31, 2013 and June 30, 2013, and accordingly these unaudited condensed consolidated financial statements should no longer be relied upon.

As described further in Note 2 to the Company’s unaudited condensed consolidated financial statements included in “Part I – Item 1. Financial Statements” of this Amendment, the errors relate to certain revenue, costs of goods sold, accounts receivable and prepaid and other assets in the unaudited consolidated statement of operations related to product shipments made to a distributor in China, Qiyuan Network System Limited (“Qiyuan”).  As previously disclosed in its September 5, 2013 press release and Form 8-K, the Company announced in error in April 2013 that it had entered into a strategic distribution agreement in China with Digital China Information Service Company Limited (“Digital China”).  The actual party to this agreement is Qiyuan.  A Company employee in China represented to management that Qiyuan was a subsidiary of Digital China.  Management subsequently discovered that the Company employee in China intentionally misrepresented the relationship between Qiyuan and Digital China.  Qiyuan has no affiliation with Digital China.  Due to this discovery, the Company does not believe the revenue associated with certain shipments in the first quarter of 2013 were reasonably certain of collectability at March 31, 2013, and therefore will restate this revenue and related cost of goods sold, accounts receivable and prepaid and other assets in the quarter ended March 31, 2013 and June 30, 2013.  See Note 2 to the Company’s unaudited condensed consolidated financial statements for details around the correction of this error and also see Part I – Item 4.  Controls and Procedures for additional information regarding the changes in our disclosure controls and procedures evaluation as a result of this discovery.”